Emdeon Inc.

3055 Lebanon Pike, Suite 1000

Nashville, Tennessee 37214

September 18, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: Mara L. Ransom

Re:	Emdeon Inc.

Registration Statement on Form S-4

File No. 333-182786 (the “Registration Statement”)

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Emdeon Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement to 5:00 p.m., Eastern Daylight Time, on September 20, 2012, or as soon thereafter as is practicable.

In addition, at the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), the Registrant acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this request, please contact me at (615) 932-3240 or our counsel, Howard H. Lamar III, at Bass, Berry & Sims PLC at (615) 742-6209.

Sincerely,

Emdeon Inc.

By:	/s/ Gregory T. Stevens
Name:	Gregory T. Stevens
Title:	Executive Vice President, General Counsel and Secretary